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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              SCANTEK MEDICAL, INC.
                  (Name of small business issuer in its charter)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)



                                 (CUSIP Number)


                              MINTZ & FRAADE, P.C.
                         488 MADISON AVENUE, SUITE 1100
                               NEW YORK, NY 10022
                                  212.486.2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                NOVEMBER 8, 2002
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No.
--------------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

        Mintz  &  Fraade,  P.C.
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  Not Applicable

        (b)  Not Applicable
--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------

(4)     Source of Funds (See Instructions) - SC
-----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) -

        [ ]
--------------------------------------------------------------------------------

(6)     Citizenship or Place of Organization - United States of America

--------------------------------------------------------------------------------

 Number of                    (7)     Sole Voting Power - 3,120,000
  Shares                    ----------------------------------------------------
Beneficially
Owned by Each                 (8)     Shared Voting Power - Not Applicable
  Reporting                 ----------------------------------------------------
 Person With
                              (9)     Sole Dispositive Power - 3,120,000
                             ---------------------------------------------------

                              (10)   Shared Dispositive Power - Not Applicable
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 3,120,000
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - Not Applicable
--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11) - 9.6 %
--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)

         OO


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ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities of Scantek Medical, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 4B Wing Drive, Cedar Knolls, NJ 07927.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  The Reporting Person is Mintz & Fraade, P.C.; Frederick M. Mintz and Alan
     P. Fraade are both members of Mintz & Fraade, P.C.

(b) Mintz & Fraade, P.C.'s business address is 488 Madison Avenue, Suite 1100, New York, NY 10022.

(c)  Mintz & Fraade, P.C. is legal counsel to Scantek Medical, Inc.

(d) During the last five years, neither Mintz & Fraade, P.C., nor its members Frederick M. Mintz and Alan P. Fraade, has been convicted in a criminal proceeding.

(e) During the last five years, Mintz & Fraade, P.C. and members, Frederick M. Mintz and Alan P. Fraade, were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mintz & Fraade, P.C. is organized under the laws of the State of New York; Frederick M. Mintz and Alan P. Fraade are both citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     3,000,000 shares of Common Stock which are included in this statement were issued to Mintz & Fraade, P.C. in exchange for a reduction of $45,000 in outstanding professional fees. The 120,000 shares of Common Stock are held by Frederick M. Mintz, a member of Mintz & Fraade, P.C., and were issued for services rendered.

ITEM 4.  PURPOSE OF TRANSACTION

     Mintz & Fraade, P.C. acquired the shares of Common Stock for investment purposes and holds the shares of Common Stock for investment purposes. From time to time, Mintz & Fraade, P.C. may acquire additional shares of Common Stock or dispose of some or all shares of Common Stock owned by it.

     Mintz & Fraade, P.C. has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Mintz & Fraade, P.C. is holder of 3,000,000 shares of Common Stock of the Company and Frederick M. Mintz, a member of Mintz & Fraade P.C., is holder of 120,000 shares of Common Stock of the Company. The aggregate number of shares of Common Stock held by Mintz & Fraade, P.C. and Frederick M. Mintz is 3,120,000, or 9.6 % of the Company's issued and outstanding shares of Common Stock;

(b) Mintz & Fraade, P.C. has the power to direct the vote and the power to direct the disposition of the 3,120,000 shares of Common Stock that are owned beneficially by it;

(c) The Company agreed to issue warrants to purchase 300,000 shares of Common Stock of the Company to Mintz & Fraade, P.C. on November 8, 2002 subject to approval by the Board of Directors.

(d) Frederick M. Mintz, a member of Mintz & Fraade, P.C. who owns 120,000 of Common Stock of the Company may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Company;

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2002

                                             Mintz & Fraade, P.C.


                                             By:   /s/ Frederick M. Mintz
                                                 ------------------------
                                                     Frederick M. Mintz


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